Exhibit 99.1
Sify appoints Bhaskar Sayyaparaju as Chief Technology Officer
Chennai, India, Wednesday, 9th August 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the appointment of Bhaskar Sayyaparaju as Chief technology Officer.
Bhaskar is an M.S in Computer Science with a successful track record of IT leadership with broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management.
Commenting on his appointment, Mr Raju Vegesna, CEO and Managing Director, Sify Limited, said, “I am extremely pleased that Bhaskar has come on board to head the key technology function at Sify as our Chief Technology Officer. He was originally a member of our Technology Advisory Board, and brings with him many years of experience in technology leadership positions in the US. I am sure that he will add new perspectives and play a key role in helping grow Sify’s businesses in India and overseas”.
Mr Bhaskar Sayyaparaju said, “I am very excited to join Sify and head its key technology division which represents the company’s core competence in the delivery of high quality services to both enterprise and consumer segments. Sify’s technology team has set the standards in India, and has extremely well-developed and mature processes and systems. It will be my job to guide the team in building on what has been achieved in the past to take it to the next level. With world-class technology, processes and systems that will continue to give Sify the edge in India and overseas”.
He brings with him many years of experience including leadership in technology roles with companies such as Cidco and Handspring in the US. His last position was Director of Information Systems at Nvidia Corporation at Santa Clara, California, USA.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com